EXHIBIT (a)(1)(xiv)

ENTERCOM COMMUNICATIONS CORP.

SUPPLEMENT TO OFFER TO EXCHANGE CERTAIN OUTSTANDING
OPTIONS FOR SHARES OF RESTRICTED CLASS A COMMON STOCK

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT
5:00 P.M., EASTERN DAYLIGHT TIME
ON THURSDAY, JULY 6, 2006, UNLESS THE OFFER IS EXTENDED

        Entercom Communications Corp. (the "Company") hereby supplements the Offer to Exchange, dated June 5, 2006, to provide the following summary financial information for your reference:

Statement of Operations Data
(in thousands, except per share and ratio data)

	Year Ended		Three Months Ended
	December 31,		March 31,
	2005	2004	2006	2005
Net Revenues	$432,520	$423,455	$91,135	$94,307
Total Operating Expense	$279,552	$278,259	$69,325	$61,967
Operating Income	$152,968	$145,196	$21,810	$32,340
Total Other Expense	$25,383	$21,673	$9,229	$5,811
Net Income	$78,361	$75,634	$7,755	$16,237
Net Income Per Share—Basic	$1.70	$1.51	$0.19	$0.34
Net Income Per share—Diluted	$1.70	$1.50	$0.19	$0.34
Weighted Average Shares—Basic	46,045	50,215	41,344	47,638
Weighted Average Shares—Diluted	46,221	50,534	41,468	47,917
Ratio of Earnings (Less Fixed Charges) To Fixed Charges	5.18	6.58	2.28	4.92

Balance Sheet Data
(in thousands, except per share data)

	As Of December 31,		As Of March 31,
	2005	2004	2006	2005
Current Assets	$108,883	$105,460	$104,555	$98,677
Non Current Assets	$1,588,875	$1,562,501	$1,587,275	$1,563,670
Current Liabilities	$34,957	$25,783	$26,189	$21,993
Non Current Liabilities	$777,086	$646,105	$864,560	$716,508
Book Value Per Share	$19.24	$19.84	$19.38	$19.39
Shares Used In Computing Book Value Per Share	46,045	50,215	41,344	47,638